

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Anthony S. Sciortino
Chairman, President and Chief Executive Officer
State Investors Bancorp, Inc.
1041 Veterans Boulevard
Metairie, Louisiana 70005

> **Re: State Investors Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 7, 2011**
> **File Number 333-172659**

Dear Mr. Sciortino:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 7, 2011
Our Business, page 1

1. Please briefly describe your geographic and economic relationship with New Orleans for a person who is not familiar with your location. Note also for your market area description on page 39.

How We Determined the Offering Range…, page 3

2. Please revise to clarify, as correct, that RP Financial estimated the midpoint, and that the range was determined based on OTS requirements. Note also in the body of the text where you discuss this work.

3. Please include in the summary the trading information now located on page 78.

4. Please indicate the importance of the tabular information on page 4, that is, as stated on page 76, that RP Financial relied primarily on this information in determining the midpoint.

The recent economic recession…, page 10

5. We note on page 37 of the valuation report that home sales in New Orleans during the third quarter of 2010 were down nearly 60% from the third quarter of 2009. Given the significance of this, both here and on page 39, please disclose this situation and explain the relationship of this information to the 20% figure you currently provide. Consider including a year-by-year analysis of home sales for your market area description on page 39.

6. Under separate heading, please consider a risk factor describing the impact and risks relating to the gulf oil spill. We note the reference to this on page 28 of the valuation report. Note also for your market area discussion on page 39.

Market Area and Competition, page 39

7. Please revise to provide population size, average income, change in home sales and prices, foreclosures or other similar indicators you feel are important to understanding your market or individual markets. To the extent your four branch offices are materially dependent on their specific neighborhood communities and the economic health of these, please describe these situations seperately.

8. Please reconcile the current disclosure as to principal business sectors with the market area information beginning on page 28 of the valuation report.

One- to Four-Family Residential Real Estate Loans, page 42

9. We note your disclosure that as of the end of fiscal 2010 you discontinued the origination of fixed-rate loans of 30 years. As such please rectify the discrepancy with your disclosure that you primarily originate fixed-rate loans with terms of 15 to 30 years and please provide greater detail of the types of mortgages and their terms that you are currently originating.

Regulation, page 53

10. You may not qualify this discussion by reference to the actual laws and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.

Exhibits

11. Please file Exhibit 5.0 and Exhibit 8.2 with your next amendment as we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Anthony S. Sciortino
Chairman, President and Chief Executive Officer
State Investors Bancorp, Inc.
April 1, 2011
Page 4

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Lyon at 202-551-3421 or me at 202-551-3234with any other questions.

      Sincerely,

      Eric Envall
      Staff Attorney

cc: Eric M. Marion, Esq.
      Elias, Matz, Tiernan & Herrick L.L.P.
      Fax: (202) 347-2172
      (*by facsimile only*)